UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Pharsight Corporation

(Name of Issuer)

Common Stock  ($0.001 par value)

(Title of Class of Securities)

71721Q 10 1

(CUSIP Number)

Ivy Dodes

Credit Suisse First Boston

Eleven Madison Avenue

New York, New York 10010

(212) 325-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 11, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71721Q 10 1	Page 2 of 9

1

NAME OF REPORTING PERSON

Credit Suisse First Boston, on behalf of the investment banking business of the Credit Suisse First Boston business unit.

I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER See Item 5

	8	SHARED VOTING POWER See Item 5

	9	SOLE DISPOSITIVE POWER See Item 5

	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 See Item 5

14	TYPE OF REPORTING PERSON BK, HC

CUSIP No. 71721Q 10 1	Page 3 of 9

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D, originally filed on July 8, 2002 (as heretofore amended and supplemented, the “Schedule 13D”) with respect to shares of Common Stock, par value $0.001 per share, of Pharsight Corporation, a Delaware corporation (“Pharsight”).  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2             Identity and Background

Except as otherwise provided herein, during the past (5) years none of the Reporting Person, CSFBI, CSFB-USA, CSFBC, the CSFB Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-9 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. (“NASDR”) and the Securities and Exchange Commission (“SEC”) resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings (“IPOs”). CSFB-USA is the sole stockholder of CSFBC.

CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC’s Complaint or the Letter of Acceptance, Waiver and Consent (“AWC”) filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated “hot” IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

Under the terms of the coordinated settlement:

•                  CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

•                  CSFBC has adopted and is implementing revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations, and enhanced supervisory procedures, which may include the review of commissions paid by certain accounts receiving allocations around the time of the IPO.  CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR’s review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records. The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC’s conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

On November 26, 1996, the SEC brought a civil action in federal court in California against CS First Boston Corporation (“CS First Boston”) and two former employees of its public finance department relating to CS First Boston’s role as lead underwriter of a September 1994 Orange County pension obligation bond (“POB”) financing, which the county completed 10 weeks prior to its bankruptcy. The SEC alleged that the Official Statement misrepresented and omitted material facts about the Orange County Investment

CUSIP No. 71721Q 10 1	Page 4 of 9

Pool, including the Pool’s investment strategy, the risks of that strategy and the Pool’s investment losses, and it sought to hold CS First Boston responsible for the alleged omissions and misrepresentations. The complaint alleged violations of certain anti-fraud provisions, including Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, Section 15B(c)(1) of the Exchange Act, and MSRB Rule G-17. CS First Boston filed its answer to the complaint on January 13, 1997, in which it denied all allegations of misconduct and asserted twelve affirmative defenses.

On January 29, 1998, the lawsuit was dismissed with prejudice, upon the consent of the SEC, CS First Boston and the individual defendants, as part of an out-of-court settlement of this matter. Also pursuant to that settlement, CS First Boston and the individual defendants, without admitting or denying liability, consented to the entry of a SEC administrative order finding negligence-based violations of Sections 17(a)(2) and (a)(3) of the Securities Act and MSRB Rule G-17. CS First Boston and the two individuals agreed to pay monetary penalties of $800,000, $35,000 and $35,000 respectively. The SEC administrative order contained no allegation or finding of any fraudulent, intentional or reckless misconduct by CS First Boston or any of its current or former employees.

Item 3             Source and Amount of Funds or Other Consideration

On September 11, 2002, Pharsight completed the second tranche under the Purchase Agreement in which it issued and sold 1,052,742 Units at a price of $4.133 per Unit.  In the second tranche, the Reporting Person acquired beneficial ownership of an additional 377,741 Units as follows: DLJSC, as nominee for various funds affiliated with the Reporting Person, purchased an aggregate of 13,481 Units, Sprout Entrepreneurs purchased an aggregate of 1,084 Units, Sprout IX purchased an aggregate of 274,959 Units, Sprout VII purchased an aggregate of 76,426 Units, Sprout CEO purchased an aggregate of 888 Units, DLJCC purchased an aggregate of 1,757 Units and First ESC purchased an aggregate of 8,786 Units.  Sprout Entrepreneurs, Sprout IX, Sprout VII, Sprout CEO, DLJCC, First ESC and the funds beneficially owning Units through DLJSC are each referred to herein as a “Purchasing Entity” and collectively as the “Purchasing Entities”.

As of September 18, 2002, the Reporting Person, CSFBI and CSFB-USA may be deemed to beneficially own 2,600 shares of Common Stock held by DLJSC in client accounts with respect to which DLJSC or its employees have voting or investment discretion, or both (“Managed Accounts”).  The Reporting Person, CSFBI and CSFB-USA disclaim beneficial ownership of Common Stock held in Managed Accounts.

The funds used by the above entities that are limited partnerships to purchase the Units were obtained by such entities from capital contributions by their partners and from the available funds of such entities.  The funds used by DLJCC to purchase the Units were obtained from working capital of DLJCC and its affiliates.  The funds used to purchase the Common Stock for Managed Accounts came from client funds.

Item 5.                                   Interest in Securities of the Issuer

(a)                                  On August 31, 2002, there were 18,830,970 shares of Pharsight Common Stock outstanding.

As of September 18, 2002, DLJSC holds as nominee for the benefit of various funds affiliated with the Reporting Person an aggregate of 166,225 shares of Common Stock, which represents approximately 0.87% of the outstanding Common Stock.  Such shares include 132,980 shares of Common Stock issuable upon the conversion of Preferred Stock and 33,245 shares of Common Stock issuable upon the exercise of Warrants.

As of September 18, 2002, Sprout Entrepreneurs beneficially owns an aggregate of 13,015 shares of Common Stock, which represents approximately 0.07% of the outstanding Common Stock.  Such shares include 10,412 shares of Common Stock issuable upon the conversion of Preferred Stock and 2,603 shares of Common Stock issuable upon the exercise of Warrants.

As of September 18, 2002, Sprout IX beneficial owns, and Associates IX, as its general partner, and DLJCA IX, as the controlling entity of Associates IX, may be deemed to beneficially own, an aggregate of 3,302,270 shares of Common Stock, which represents approximately 14.92% of the outstanding Common Stock.  Such shares include 2,641,816 shares of Common Stock issuable upon the conversion of Preferred Stock and 660,454 shares of Common Stock issuable upon the exercise of Warrants.

As of September 18, 2002, Sprout VII beneficially owns, and Associates VII, as its general partner, and DLJCA VII, as the controlling entity of Associates VII, may be deemed to beneficially own, an aggregate of 2,487,470 shares of Common Stock, which represents approximately 12.60% of the outstanding Common Stock.  Such shares include 734,300 shares of Common Stock issuable upon the conversion of Preferred Stock and 183,575 shares of Common Stock issuable upon the exercise of Warrants.

CUSIP No. 71721Q 10 1	Page 5 of 9

As of September 18, 2002, Sprout CEO beneficially owns an aggregate of 28,893 shares of Common Stock, which represents approximately 0.15% of the outstanding Common Stock.  Such shares include 8,528 shares of Common Stock issuable upon the conversion of Preferred Stock and 2,132 shares of Common Stock issuable upon the exercise of Warrants.

As of September 18, 2002, DLJCC beneficially owns an aggregate of  5,888,840 shares of Common Stock, which represents approximately 25.50% of the outstanding Common Stock.  Such shares include (i) 16,884 shares of Common Stock issuable upon the conversion of Preferred Stock, (ii) 4,221 shares of Common Stock issuable upon the exercise of Warrants, and (iii) 5,831,648 shares of Common Stock as the general partner or managing general partner, as the case may be, of Sprout VII, Sprout IX, Sprout Entrepreneurs, and Sprout CEO.

As of September 18, 2002, First ESC beneficially owns, and DLJLBO, as its general partner, and CSFBPE, as the controlling entity of DLJLBO, may be deemed to beneficially own, 285,950 shares of Common Stock, which represents approximately 1.51% of the outstanding Common Stock.  Such shares include 84,412 shares of Common Stock issuable upon the conversion of Preferred Stock and 21,103 shares of Common Stock issuable upon the exercise of Warrants.

As of September 18, 2002, the Reporting Person, CSFBI and CSFB-USA may be deemed to beneficially own an aggregate of 6,358,615 shares of Common Stock, which represents approximately 27.18% of the outstanding Common Stock, including (i) 6,341,015 shares beneficially owned by the Purchasing Entities as described above, (ii) 15,000 shares subject to options that are currently exercisable or exercisable within 60 days held by Dr. Chambon, a general partner of Associates VII and Associates IX, a managing director of DLJCC and a vice president of DLJCA VII and DLJCA IX who serves on the Company’s Board of Directors, and (iii) 2,600 shares of Common Stock held by DLJSC in Managed Accounts.

To the best knowledge of the Reporting Person, and except as described herein and in the Schedule 13D, neither the Reporting Person, CSFBI, CSFB-USA, DLJSC or any of the CSFB Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-9 attached to the Schedule 13D, beneficially owns any Common Stock.

(c)                                  To the best knowledge of the Reporting Person and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, DLJSC the CSFB Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-9 attached to the Schedule 13D, has effected any transactions in the Common Stock during the past 60 days.

(d)                                 Except for clients of DLJSC who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock held in Managed Accounts, no other person is known by the Reporting Person to have such right or power with respect to shares of Common Stock beneficially owned by the Reporting Person, CSFBI, CSFB-USA, DLJSC or the CSFB Entities.

Item 6           Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

(a)                                                          Philippe O. Chambon has been granted options pursuant to Pharsight’s 2000 Equity Incentive Plan (the “Plan”).  Pursuant to the terms of his employment with DLJCC, the Reporting Person, CSFBI and CSFB-USA may be deemed to be beneficial owners of such options.

Pursuant to the terms and conditions set forth in the Plan:  (1) each option has a term of ten years from the date it is granted;  (2) the exercise price of each option is one hundred percent of the fair market value of the stock subject to the option on the date of grant;  (3) the option grants shall vest in full on the day of the first anniversary of Pharsight’s annual meeting next following the date of grant was made; however, the annual grant shall terminate in the event the director is not providing service to Pharsight at the time of the annual meeting.  The description contained in this Item 6 of the Plan is qualified in its entirety by reference to the full text of the Plan, a copy of which is incorporated by reference to this Amendment No. 1 as Exhibit D hereto.

(b)                                                         The Purchasing Entities are parties to an Investor Rights Agreement, dated as of September 2, 1999 (the “Investor Rights Agreement”), which provides the Purchasing Entities, and certain other holders of Pharsight convertible preferred stock (the “Holders”), with certain rights relating to the registration of the shares of Common Stock received by them upon conversion of their preferred stock (“Registrable Securities”).

Pursuant to the terms of the Investor Rights Agreement, if Pharsight proposes to register any of its securities under the Securities Act, either for its own account or for the account of other securities holders (other than registrations relating to employee benefit plans or transactions under Rule 145 of the Securities Act), the Holders will be entitled

CUSIP No. 71721Q 10 1	Page 6 of 9

to notice of the proposed registration and will be entitled to include, at Pharsight’s expense, their shares of Common Stock in the registration. In addition, Holders of not less than 50% of the then-outstanding Registrable Securities may require Pharsight, at its expense and on not more than two occasions, to file a registration statement under the Securities Act covering their shares of Common Stock, provided that the anticipated aggregate proceeds of the offering are at least $2 million.  Further, the Holders may require Pharsight, at its expense, but not more than twice in any twelve month period, to register their shares on Form S-3 provided the minimum anticipated aggregate proceeds are at least $2 million.

The rights granted pursuant to the terms of the Investor Rights Agreement terminate on the earlier of August 14, 2007, or when a Holder owns less than 1% of the Common Stock then outstanding and is able to sell all of its shares pursuant to Rule 144 under the Securities Act in any 90-day period. In addition, certain holders of warrants to purchase shares of Common Stock will have similar registration rights upon exercise of their warrants.

The foregoing registration rights are subject to conditions and limitations, including the right of the underwriters that may be engaged by Pharsight or the Holders to limit the number of shares included in the registration statement, and the right of the Company to delay filing a registration statement if it would be seriously detrimental to the Company or its stockholders.   Pharsight and the Holders are subject to customary cross-indemnification obligations under the Investor Rights Agreement.  The description contained in this Item 6 of the Investor Rights Agreement is qualified in its entirety by reference to the full text of the Investor Rights Agreement, a copy of which is incorporated by reference to this Amendment No. 1 as Exhibit E hereto.

(c)                                                          Pursuant to the terms of the Purchase Agreement, the Reporting Person is entitled to certain rights relating to the registration of its stock.  Pursuant to these rights, among others, Pharsight filed a registration statement on Form S-3 with the Securities and Exchange Commission on August 14, 2002 (the “Registration Statement”) for the resale of the shares of Common Stock (the “Shares”) held by certain stockholders of Pharsight, including the Reporting Person (the “Investors”).

Pursuant to the terms of the Purchase Agreement, Pharsight has agreed to use commercially reasonable efforts to cause the Registration Statement to become effective by October 9, 2002 and to make such filings as are necessary to keep the Registration Statement effective until the earlier of (A) the date that the Investors have completed the distribution related to the Shares, (B) such time that all of the Shares then held by the Investors can be sold without compliance with the registration requirements of the Securities Act pursuant to Rule 144(k) under the Securities Act, or (C) such time as all Investors shall hold less than one percent of the Common Stock then outstanding as set forth under Rule 144(e)(1) under the Securities Act.  Pharsight shall bear the registration expenses of the Registration Statement.  Pharsight and the Investors are subject to customary cross-indemnification obligations.

Pursuant to the terms of the Purchase Agreement, Pharsight shall be entitled to suspend the effectiveness of the Registration Statement for no more than three 45-day periods per 12-month period, not to exceed 90 days in the aggregate; however, if Pharsight loses the eligibility to use Form S-3, then it may suspend the effectiveness of the Registration Statement for no more than three 60-day periods per 12-month period.

In addition, the Purchase Agreement provides that in the event that Pharsight fails to cause the Registration Statement to be timely declared effective, or to be kept effective (other than pursuant to the permissible suspension periods), Pharsight will pay as liquidated damages the amount of 1% per month of the aggregate purchase price for the Shares then available for sale pursuant to the Registration Statement.

The description contained in this Item 6 of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is incorporated by reference to Schedule 13D as Exhibit B thereto.

Other than as described in above, to the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of the Schedule 13D and between such persons and any person with respect to any securities of Pharsight, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.          Material to be Filed as Exhibits

D                                                               Pharsight Corporation 2000 Equity Incentive Plan, as adopted April 7, 2002.  (Incorporated by reference to Appendix B of Pharsight Corporation’s Schedule 14A, as filed with the Securities and Exchange Commission on July 30, 2002.)

CUSIP No. 71721Q 10 1	Page 7 of 9

E                                                                 Pharsight Corporation Amended and Restated Investors’ Rights Agreement, dated as of September 2, 1999, by and among Pharsight and the investors listed on Exhibit A attached thereto.  (Incorporated by reference to Exhibit 4.2 of Pharsight Corporation’s Registration Statement on Form S-3, as filed with the Securities and Exchange Commission on April 17, 2000.)

CUSIP No. 71721Q 10 1	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2002

CREDIT SUISSE FIRST BOSTON, acting solely on behalf of the investment banking business of the Credit Suisse First Boston business unit

By:	/s/ Ivy Dodes
Name: Ivy Dodes
Title: Managing Director

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 71721Q 10 1	Page 9 of 9

EXHIBITS

D

Pharsight Corporation 2000 Equity Incentive Plan, as adopted April 7, 2002.  (Incorporated by reference to Appendix B of Pharsight Corporation’s Schedule 14A, as filed with the Securities and Exchange Commission on July 30, 2002.)

E

Pharsight Corporation Amended and Restated Investors’ Rights Agreement, dated as of September 2, 1999, by and among Pharsight and the investors listed on Exhibit A attached thereto.  (Incorporated by reference to Exhibit 4.2 of Pharsight Corporation’s Registration Statement on Form S-3, as filed with the Securities and Exchange Commission on April 17, 2000.)